SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  ZANNWELL INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    697522308
                                 (CUSIP Number)


                                STEVE BONENBERGER
         1802 N. Carson Street, Suite 212-3018 Carson City Nevada 89701


                                 (775) 887-0670
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 29, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Palomar Enterprises, Inc.
      FEIN 88-0470235
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) [_]
                                                                                  (b) [X]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS
      2(d) or 2(e)                                                                    [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
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NUMBER OF     7  SOLE VOTING POWER
SHARES           19,000,000 shares of the series A preferred stock of the Issuer;
BENEFICIALLY     10,000,000 shares of the series B preferred stock of the Issuer; and
OWNED BY         10,000,000 shares of the series C preferred stock of the Issuer.
EACH
REPORTING        Equal to the voting power of 1,010,000,000 shares of the common stock of
PERSON           the Issuer
WITH
-----------------------------------------------------------------------------------------
              8  SHARED VOTING POWER
                 None
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              9  SOLE DISPOSITIVE POWER
                 19,000,000 shares of the series A preferred stock of the Issuer;
                 10,000,000 shares of the series B preferred stock of the Issuer; and
                 10,000,000 shares of the series C preferred stock of the Issuer.

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             10  SHARED DISPOSITIVE POWER
                 None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      19,000,000 shares of the series A preferred stock of the Issuer;
      10,000,000 shares of the series B preferred stock of the Issuer; and
      10,000,000 shares of the series C preferred stock of the Issuer.

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [_]
      (SEE INSTRUCTIONS)
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      95% of the series A preferred stock of the Issuer;
      100% of the series B preferred stock of the Issuer; and
      100% of the series C preferred stock of the Issuer.
-----------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO
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


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
ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock of ZannWell Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1802 N. Carson Street, Suite 212-3018 Carson City Nevada 89701.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Palomar Enterprises, Inc., an Nevada corporation (the "Reporting Person"). The Reporting Person's principal office is located at 1802 N. Carson Street, Suite 212-3018 Carson City Nevada 89701. The Reporting Person is in the business of owning and operating high-margin businesses that are located on prime real estate.

     On November 29, 2004, pursuant to the terms of the Capital Stock Purchase Agreement attached to this Schedule 13D as an exhibit, the Reporting Person acquired 19,000,000 shares of the series A preferred stock of the Issuer, 10,000,000 shares of the series B preferred stock of the Issuer and 10,000,000 shares of the series C preferred stock of the Issuer. The Reporting Person acquired the shares of the preferred stock from Robert C. Simpson, a stockholder of the Issuer. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The Reporting Person used $380,000 of its working capital as consideration for the purchase of the common and preferred shares of the Issuer pursuant to the Capital Stock Purchase Agreement.

ITEM 4.  PURPOSE  OF  TRANSACTION.

     The Reporting Person acquired its interest in the Issuer solely for investment purposes. Concurrently with the stock purchase transaction, Robert
C. Simpson, the Issuer's then-sole director and officer, elected Steve Bonenberger and Brent Fouch as directors of the Issuer. Mr. Bonenberger was also elected President and Chief Executive Officer and Brent Fouch was elected Secretary and Chief Financial Officer of the Issuer. Messrs. Bonenberger and Fouch are two of the current directors and the only officers of the Reporting Person.

     Following the election of Messrs. Bonenberger and Fouch as officers and directors of the Issuer, Robert C. Simpson resigned his positions as director and officer of the Issuer.

     As officers and directors of the Issuer, two of the officers and directors of the Reporting Person have the power to influence the management of the Issuer as to various business and corporate matters.

     On or about January 3, 2005, the Reporting Person plans to approve the following corporate changes:

     - To implement a reverse split of the Issuer's issued and outstanding common stock on the basis of one post-consolidation share for up to each 800 pre-consolidation shares to occur at some time within 12 months of the date of the Issuer's information statement on Schedule 14C, with the exact time of the reverse split to be determined by the board of directors;


     -     To  change  the  Issuer's name from "ZannWell Inc." to "The BlackHawk
Fund";


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
     - To increase the authorized number of shares of the Issuer's common Stock from 900,000,000 to 4,000,000,000 shares; and

     - To grant discretionary authority to the directors to implement a Proposal for the Issuer to become a Business Development Corporation at some time within 12 months of the date of the Issuer's information statement on
Schedule 14C, with the exact time of such conversion to be determined by the Issuer's board of directors.

     Upon occurrence of such corporate events, the Issuer will promptly file a current report on Form 8-K with the SEC to report the changes.

     Other than the completed stock purchase transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     5. Any material change in the present capitalization or dividend policy of the Issuer;

     6. Any other material change in the Issuer's business or corporate structure;

     7. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     10.  Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 19,000,000 shares of the series A preferred stock which constitute 95 percent of the issued and outstanding shares of the Issuer's series A preferred stock, 10,000,000 shares of the series B preferred stock, which constitute 100 percent of the issued and outstanding shares of the Issuer's series B preferred stock, and 10,000,000 shares of the series C preferred stock, which constitute 100 percent of the issued and outstanding shares of the Issuer's series C preferred stock. Each share of the series A preferred stock is convertible into 10 shares of our common stock. The shares of the series A preferred stock do not have voting rights. Each share of the Issuer's Series B Preferred Stock is convertible into two hundred shares of the Issuer's common stock. On all matters submitted to a vote of the holders of the common stock, a holder of the Issuer's Series B preferred stock is entitled to one vote per share of the series B preferred stock held by such holder. The Issuer's series C preferred stock is nonconvertible. Each share of the Issuer's series C preferred stock entitles the holder to 100 votes of the Issuer's common stock on all matters brought before our stockholders.

     As a result, the Reporting Person has the power to vote 1,010,000,000 shares of the common stock of the Issuer which number exceeds the total issued and outstanding shares of Issuer's common stock on the date of this Schedule 13D. The Reporting Person has the sole power to vote and to dispose of all shares of the preferred stock of the Issuer owned by it directly.


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
     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the preferred stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

EXHIBIT                             IDENTIFICATION OF EXHIBIT
-------                             -------------------------
  No.
  ---

  1     Capital Stock Purchase Agreement between the Reporting Person and Robert
        C.  Simpson,  dated  November 29, 2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 7, 2004.


                                      PALOMAR  ENTERPRISES,  INC.



                                      By
                                        ----------------------------------------
                                        Steve  Bonenberger,  President


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